The business integration described in this press release involve securities of a Japanese company. The business integration is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of its officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment. You should be aware that the issuer may purchase securities otherwise than under the business integration, such as in the open market or through privately negotiated purchases.

This document has been translated from the Japanese-language original for reference purposes only. In the event of any conflict or discrepancy between this document and the Japanese-language original, the Japanese-language original shall prevail in all respects.

October 9, 2025

To Whom It May Concern

Company name: Hino Motors, Ltd.

Representative: Satoshi Ogiso, President & CEO,
Member of the Board of Directors,

(Code Number: 7205 TSE, Prime, NSE, Premier)

Contact Person: Makoto Iijima, General Manager,

Corporate Communications Dept, Public Affairs Div.
Phone: (042)586-5494

(Disclosure Update) Notice Concerning New Company after Business Integration of Hino Motors, Ltd. and Mitsubishi Fuso Truck and Bus Corporation

Hino Motors, Ltd. (the “Company”), as stated in its press releases titled “Notice Concerning Execution of Business Integration Agreement Regarding Business Integration of Hino Motors, Ltd. and Mitsubishi Fuso Truck and Bus Corporation” dated June 10, 2025 (the “Press Release dated June 10, 2025”), entered into a business integration agreement (the “Business Integration Agreement”) with Mitsubishi Fuso Truck and Bus Corporation (“MFTBC”), Toyota Motor Corporation (the parent company of the Company; “Toyota”), and Daimler Truck AG (the parent company of MFTBC; “Daimler Truck”) regarding the business integration (the “Business Integration”) between the Company and MFTBC.

The Company hereby announces that it has reached an agreement among the parties on the outline of the new company, including the executive structure, vision and management strategy of the new company, which were scheduled to be determined for the Business Integration, as follows.

The item numbers and defined terms are as specified in the Press Release dated June 10, 2025, and any newly determined or changed matters among the previously undetermined matters are underlined.

1. Purpose of the Business Integration

Common to the corporate philosophies of all four companies, the Company, MFTBC, Toyota and Daimler Truck, is the desire to “contribute to a prosperous society through mobility”. To continue to be an essential force for transformation in the world, the four companies intend to promote the use of environmentally friendly vehicles and increase the value of mobility in global social systems.

Commercial vehicles, which support our daily lives by moving people and goods, are an important form of mobility that can be considered a form of social infrastructure. To create a prosperous mobility society through the use of commercial vehicles, we must solve pending challenges, such as how to achieve carbon neutrality and more efficient logistics. Doing so will require significant investment. As the number of commercial vehicles is smaller than that of passenger cars, it is extremely difficult for each of Japan’s commercial vehicle manufacturers to respond to the Japanese market on their own. To protect the automotive industry and jobs in Japan and Asia, including the Company, we must increase our competitiveness by improving our operational efficiencies in development and production.

By joining forces, the Company and MFTBC aim to enhance the competitiveness of Japanese truck manufacturers, helping to strengthen the foundation of the Japanese and Asian automotive industries. In this way, the Integrated Company aims to make a meaningful and lasting contribution to society and to stakeholders.

Since announcing the execution of the MOU in May 2023, the companies have discussed and investigated the potential synergies that the integration of the Company and MFTBC (the “Integrated Company”) could offer to customers, shareholders, employees and society. Having confirmed that the industrial logic behind the integration is sound, the companies now aim to complete the Business Integration with the scheduled closing date set on April 1, 2026.

<Collaboration details>

■ The Company and MFTBC will integrate on an equal footing and collaborate in the areas of commercial vehicle development, procurement, and production.

■ Daimler Truck and Toyota will each aim to own 25% of the (listed) Integrated Company.

■ The Integrated Company plans to own 100% of the Company and MFTBC

The name of the Integrated Company, “ARCHION”, embodies the essence of ‘arches’, representing the connection between the companies and their stakeholders, as well as to each other. ‘Eons’ represents the creation of the future of transportation, connecting to a better life for the next generation. Together the concepts were reformed into ‘ARCHION’.

With the aim of ‘delivering the future of commercial mobility’, ARCHION embodies the shared aspiration of the Company and MFTBC, Toyota and Daimler Truck to contribute to a prosperous society through mobility. The name of the Integrated Company reflects the commitment to enhance business efficiency and sharpen competitiveness through integration, while promoting safe, reliable and environmentally friendly vehicles. At the same time, the ARCHION Group (ARCHION Corporation as the Integrated Company, MFTBC and the Company as operating companies) aims to elevate the value of mobility to society.

In line with this, the ARCHION Group is announcing the first areas of potential synergy initiatives:

■ Integrated Platform Strategy by Combining Strengths

The ARCHION Group will pursue an integrated platform strategy as the main initiative to enhance competitiveness, leveraging the strengths of the Company and MFTBC to build highly competitive product portfolios under each brand.

The Company and MFTBC will investigate how to synergize their heavy-, medium-, and light-duty vehicle platforms to enhance product competitiveness, improve cost efficiency, and enable faster product launches. Furthermore, utilizing models from both brands ensures a more comprehensive product portfolio for customers, while maintaining the characteristics of each brand.

■ Enhancing Efficiency and Competitiveness through Scale

The Company and MFTBC will actively pursue the integration and streamlining of development, procurement, production, and logistics functions to support the integrated platform strategy, significantly boosting business efficiency through optimal allocation and efficient use of resources. Consolidating development functions allows the reduction of duplicate investments and enables timely integration of product platforms, building a foundation to support future innovation.

By bundling purchase volumes, substantial cost reductions can be achieved across a wide range of direct and indirect procurement categories. The Company and MFTBC will also pursue further efficiency gains through scale benefits achieved by synergizing the platforms.

Additionally, the optimization of production sites and logistics networks will improve costs, quality, and lead times. By the end of 2028, the five domestic truck production sites will be consolidated into three locations: Kawasaki Plant (Kawasaki City, Kanagawa Prefecture), Koga Plant (Koga City, Ibaraki Prefecture), and Nitta Plant (Ota City, Gunma Prefecture) (Note).

The ARCHION Group also aims to advance the consolidation of indirect functions over time to optimize overlaps, achieving both cost efficiency and operational excellence.

(Note)	The Company’s Hamura Plant will be transferred to Toyota as announced in the “Notice Concerning Execution of Agreement Regarding Transfer of Hamura Plant to Toyota Motor Corporation” dated June 10, 2025. The production operations at MFTBC’s Nakatsu Plant will be consolidated at the Kawasaki Plant.

■ Growth through Business Transformation and CASE

Resources generated through integration and efficiency improvements will be partially reallocated to investments in the CASE domain. This will enable further business growth and enhanced profitability while meeting customer, shareholder and societal expectations.

Additionally, by leveraging the technological capital and scale advantages of the Toyota and Daimler Truck network, the ARCHION Group will develop market-leading products across all ZEV segments.

In the area of hydrogen in particular, the ARCHION Group will draw on the combined expertise and cooperation of Toyota and Daimler Truck for world-class fuel cell technology. The combined resources and expertise will also accelerate development in the autonomous driving domain. In the area of connected mobility, the Company and MFTBC will improve solution offerings while effectively utilizing fleet data for better customer value.

Building on the synergies outlined above, the two distinct ‘FUSO’ and ‘HINO’ brands will enhance each other’s value through healthy competition in the market. This will enable the ARCHION Group to provide customers with higher-quality products and continue making sustainable contributions to a wide range of stakeholders.

■ Announcement of Key Personnel

For the ARCHION Group, it was decided to establish a ‘Chief Technology Officer’ (CTO) position at the Integrated Company level to develop the Group’s future technology roadmap and implement technical synergies through R&D and product/platform architecture. Mr. Satoshi Ogiso, currently CEO of the Company, has been designated to fill this position, in addition to being designated as an Executive Director. Furthermore, to establish a financial framework for transparency, performance and capital allocation, Mr. Hetal Laligi, currently Chief Financial Officer (CFO) of MFTBC, has been designated as CFO and Representative Director. These positions will take effect from the planned business commencement on April 1, 2026, and subject to the necessary approvals and timely closing of the transaction. Until then, both gentlemen will remain in their current roles. Mr. Kiyotaka Ise, Outside Director of Sumitomo Riko Company Limited, has been designated as a Non-Executive Director along with Mr. Christian Herrmann, Vice President and Head of Corporate Development, Daimler Truck. These positions will also take effect from the planned business commencement on April 1, 2026.

2. Summary of the Business Integration

(5) Risks related to success of the Business Integration and the relevant terms

As disclosed previously (please refer to the series of announcements published under the heading “List of Notices to Customers and Announcements regarding the Company’s Certification Issues” (Japanese website: https://www.hino.co.jp/corp/news/2023/ninshohusei_tokusetsu.html) on the Company’s website and the Company’s 113th annual securities report dated June 24, 2025 and other materials), the U.S. Department of Justice and other U.S. authorities have been conducting investigations with respect to potential violations of relevant laws and regulations regarding the certification of the Company’s Model Year 2010 to Model Year 2019 engines for the U.S. market.

As disclosed on January 16, 2025, the Company reached a plea agreement with the U.S. Department of Justice on the same date, to resolve its criminal investigations and also reached an agreement on consent decree with the U.S. federal and California government authorities for consolidated civil resolutions. The plea agreement and the consent decree have been approved by the court and are now in effect. In addition, a lawsuit naming the Company and its subsidiaries as defendants in a class action lawsuit has been filed at the U.S. District Court for the Southern District of Florida, claiming damages related to the Company’s vehicles sold in the United States from 2004 to 2021. As disclosed on October 25, 2023, on the same date, the Company and its subsidiaries executed a settlement agreement for a total amount of USD 237.5 million, with persons who purchased or leased on-road vehicles sold or leased in the United States with the Company’s engines from and including engine Model Year 2010 to engine Model Year 2019. A final approval of the settlement agreement by the court was issued on April 1, 2024. Also in Canada, two lawsuits naming the Company and its subsidiaries as defendants in class action lawsuits have been filed and the Company and its subsidiaries executed a settlement agreement for a total amount of CAD 55 million on November 13, 2024, with persons who purchased or leased on-road vehicles sold or leased in Canada with the Company’s engines from and including engine Model Year 2010 to engine Model Year 2019. This settlement agreement became final upon its approval by the Supreme Court of British Columbia on May 6, 2025 and its approval by the Superior Court of Quebec on June 2, 2025. In addition, two lawsuits naming the Company and its subsidiary as defendants in representative action lawsuits have also been filed in Australia, and the Company and its subsidiary executed a settlement agreement for a total amount of AUD 87 million on February 14, 2025, with persons who or which by April 17, 2023, purchased, leased or otherwise acquired an interest in Australia in the Company’s branded vehicle fitted with a diesel engine that was manufactured during the period from January 1, 2003 to August 22, 2022. This settlement agreement became final upon receiving the final approval of the court on July 18, 2025. Furthermore, as disclosed on March 31, 2025, in New Zealand, a lawsuit naming the Company as defendant in a class action lawsuit has been filed, and it is possible that other similar lawsuits may be filed in the United States, Australia, Canada, New Zealand and other jurisdictions in the future.

Regarding the financial impact on the Company in connection with these matters, the Company has recorded an extraordinary loss for losses related to certification in the financial statements for the fiscal year ended March 31, 2025 that cover the costs associated with the potential resolution of the certification issues with the U.S. authorities and the settlement money of the class action lawsuits in Canada and Australia. In addition, the loss recorded as described above does not include costs that the Company may incur in connection with certification issues in countries other than the United States and settlement money, etc. for lawsuits filed in countries other than Canada and Australia. Administrative and criminal penalties, such as fines imposed as a result of the investigations by the aforementioned authorities, claims for damages and market action may have a material adverse effect on the Company’s management, financial condition and cash flow position.

Depending on the extent of the financial impact and the timing at which it becomes known, there are risks that (i) the conditions precedent for the closing of the Business Integration Agreement may not be satisfied, and as a result, the implementation of the Business Integration may not be achieved, and (ii) pursuant to the Business Integration Agreement, the Integrated Company and the Company may be responsible for special indemnification to the Indemnifiable Shareholders of MFTBC. These risks may have a material effect on whether the Business Integration is successfully implemented and the terms of the Business Integration.

Additionally, the implementation of the Business Integration may not be achieved due to the inability to obtain the necessary clearances and regulatory approvals under competition and other laws and regulations and a failure to satisfy the conditions precedent for the Business Integration as provided in the Business Integration Agreement (including the implementation of the Third-Party Allotment and the withdrawal of the Company’s business from certain sanctioned countries).

In addition, if the consolidated net interest-bearing debt etc. or net working capital of the Company or MFTBC as of the day immediately before the effective date of the Business Integration exceeds or falls below a certain threshold in relation to the forecast amount agreed upon in the Business Integration Agreement, the difference between the actual amount and such forecast amount shall be compensated as follows: if the difference arises for the Company, the Integrated Company and the Company will owe a monetary indemnity obligation of a certain amount to Daimler Truck; if the difference arises for MFTBC, Daimler Truck will owe a monetary payment obligation of a certain amount to MFTBC (In cases where the Integrated Company and the Company owe a monetary payment obligation to Daimler Truck, any impairment of the value of the shares of the Integrated Company held by Daimler Truck due to the payment for the relevant monetary payment obligation is subject to the payment obligation.)

(7) Status of the Integrated Company after the Business Integration

Integrated Company
(a)	Name	ARCHION Corporation
(b)	Address	Shinagawa Ward, Tokyo
(c)	Name and Title of Representative	Karl Deppen, Representative Director & CEO Hetal Laligi, Representative Director & CFO
(d)	Description of Business	Management control over the business of the Company and MFTBC after the Business Integration (planned)
(e)	Stated Capital	The stated capital as of the Business Integration will be determined closer to the date of the Business Integration.
(f)	Fiscal Year End	March 31
(g)	Net Assets	Not determined at present.
(h)	Total Assets	Not determined at present.
(i)	Governance Structure	The Integrated Company will be a company with an audit and supervisory committee and in addition to directors and a general meeting of shareholders, will have a board of directors, an audit and supervisory committee, and an accounting auditor. In addition, the Integrated Company will also establish a board of executive officers, a voluntary nomination committee, and a voluntary compensation committee, etc.
(j)	Board of directors at the time of the Business Integration

The board of directors of the Integrated Company at the time of the Business Integration shall consist of one (1) director nominated by Daimler Truck (who will also serve as an audit and supervisory committee member), one (1) executive director nominated by the Company, one (1) executive director nominated by MFTBC, and one (1) executive director to be determined by mutual agreement among the four companies, four (4) independent outside directors (three (3) of whom will also serve as audit and supervisory committee members), and one (1) director (who will also serve as an audit and supervisory committee member), totaling nine (9) members.

The directors currently scheduled for appointment are as follows:

Karl Deppen, Representative Director & CEO

Hetal Laligi, Representative Director & CFO

Satoshi Ogiso, Director & CTO

Christian Herrmann, Non-Executive Director

Kiyotaka Ise, Non-Executive Director

(k)	Right to appoint directors, etc., after the Business Integration

After the Business Integration, as long as Daimler Truck holds 10% or more of the voting rights of the Integrated Company, Daimler Truck shall have the right to nominate one (1) director (who shall also serve as an audit and supervisory committee member and a nomination committee member at the least) of the Integrated Company.

After the Business Integration, as long as Toyota holds 10% or more of the voting rights of the Integrated Company, the Integrated Company or Daimler Truck may, at any time, request Toyota to recommend or introduce one (1) candidate who is an audit and supervisory committee member for director (a “Toyota Background Candidate”). The Integrated Company may, at its discretion, appoint a Toyota Background Candidate as a director of the Integrated Company.

After the Business Integration, as long as Daimler Truck holds 10% or more of the voting rights of the Integrated Company, the Integrated Company shall ensure that the number of independent outside directors shall not fall below the total number of executive directors and directors appointed by Daimler Truck and the Toyota Background Candidate by two (2) or more, unless the four companies separately agree otherwise.

(l)	Lock-up and right of first refusal	In principle, Toyota and Daimler Truck may not transfer their shares of the Integrated Company (excluding the Shareholding Ratio Adjustment Transaction, etc. Toyota and Daimler Truck will each hold a 25% stake of the total issued shares of the Integrated Company after the Shareholding Ratio Adjustment Transaction.) for a 60-month period from the effective date of the Business Integration (the “Lock-up Period”), and have agreed that they may transfer their shares of the Integrated Company after the Lock-up Period has lapsed. On the other hand, Toyota and Daimler Truck have agreed in principle to grant each other a right of first refusal with respect to the transfer of the shares.

Other details of the Integrated Company and other statuses after the Business Integration will be determined through discussions between the four companies, the Company, MFTBC, Toyota and Daimler Truck.

3. Share Exchange

(7) Outline of the Parties to the Share Exchange

		Wholly-owning parent company resulting from the Share Exchange (the Integrated Company)		Wholly-owned subsidiary resulting from the Share Exchange (the Company)
(a)	Name	ARCHION Corporation (as of the date the Business Integration)		Hino Motors, Ltd.
(b)	Address	Shinagawa Ward, Tokyo (as of the date of the Business Integration)		1-1 Hinodai 3-chome, Hino-shi, Tokyo
(c)	Name and Title of Representative	Karl Deppen, Representative Director & CEO Hetal Laligi, Representative Director & CFO (as of the date of the Business Integration)		Satoshi Ogiso, President & CEO, Member of the Board of Directors
(d)	Description of Business	Management control over the business of the Company and MFTBC after the Business Integration (planned)		Manufacture of trucks and buses, light commercial vehicles and passenger vehicles (consigned vehicles from Toyota), engines and spare parts, etc.
(e)	Stated Capital	The stated capital as of the Business Integration will be determined closer to the date of the Business Integration.		72,717 million yen (as of March 31, 2025)
(f)	Date of Incorporation	A preparatory company for the Business Integration has been established as of June 2, 2025.		May 1, 1942
(g)	Number of Issued Shares	The number of issued shares as of the Business Integration is undetermined.		574,580,850 shares (as of March 31, 2025)
(h)	Fiscal Year End	March 31		March 31
(i)	Number of Employees	The number of employees as of the Business Integration is undetermined.		(On a consolidated basis) 33,608 (as of March 31, 2025)
(j)	Major Trading Partner(s)	-		The Company has many customers inside and outside Japan.
(k)	Main Bank(s)	-		Sumitomo Mitsui Banking Corporation Mizuho Bank, Ltd. MUFG Bank, Ltd.
(l)	Major Shareholders and Shareholding Ratios (Note 1) (the Company: as of March 31, 2025)	The Company	100.00%	Toyota Motor Corporation	50.14%
				The Master Trust Bank of Japan, Ltd.	10.30%
				Custody Bank of Japan, Ltd.	3.27%
				STATE STREET BANK AND TRUST COMPANY 505001 (Standing Proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)	1.69%
				HSBC BANK PLC A/C M AND G (ACS) VALUE PARTNERS CHINA EQUITY FUND (Standing Proxy: Custody Business Department of The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	1.37%
				STATE STREET BANK AND TRUST COMPANY 505223 (Standing Proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)	0.77%
				JP MORGAN CHASE BANK 385781 (Standing Proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)	0.67%
				STATE STREET BANK WEST CLIENT - TREATY 505234 (Standing Proxy: Settlement & Clearing Services Department of Mizuho Bank, Ltd.)	0.62%
				Hino Motors Employees’ Stock Ownership Association	0.56%
				Tokio Marine & Nichido Fire Insurance Co., Ltd.	0.52%

(m)	Relationship between the Companies
Capital Relationship	The Company will hold all of the issued shares of the Integrated Company until the effective date of the Share Exchange.
Personal Relationship	Upon the Business Integration, one (1) director from the Company is scheduled to be appointed as a director of the Integrated Company. Other personal relationship as of the Business Integration is undetermined.
Business Relationship	Not applicable
Status as Related Parties	The Company will remain the wholly-owning parent company of the Integrated Company until the effective date of the Share Exchange.
(n)	Results of Operations and Financial Condition for the Last 3 Years (in million yen, unless otherwise specifically indicated)
Fiscal Years	Integrated Company	Company (consolidated) (J-GAAP)
	-	Fiscal Year Ended March 31, 2023	Fiscal Year Ended March 31, 2024	Fiscal Year Ended March 31, 2025
Net Assets	-	433,409	463,420	251,020
Total Assets	-	1,361,735	1,464,375	1,478,180
Net Assets per Share (in yen)	-	640.94	682.98	310.90
Net Sales	-	1,507,336	1,516,255	1,697,229
Operating Income	-	17,406	-8,103	57,490
Ordinary Income	-	15,787	-9,233	39,310
Profit Attributable to Owners of Parent	-	-117,664	17,087	-217,753
Profit per Share (in yen)	-	-204.98	29.77	-379.34
Dividends per share (in yen)	-	0.00	0.00	0.00

(Note)	The shareholding ratios are calculated based on the total number of issued shares excluding treasury shares.

4. Share Delivery

(7) Outline of the Parties to the Share Delivery

		Parent company resulting from the Share Delivery (the Integrated Company)	Subsidiary resulting from the Share Delivery (MFTBC)
(a)	Name	ARCHION Corporation (as of the date of the Business Integration)	Mitsubishi Fuso Truck and Bus Corporation
(b)	Address	Shinagawa Ward, Tokyo (as of the date of the Business Integration)	10 Ohkura-cho, Nakahara-ku, Kawasaki-shi, Kanagawa
(c)	Name and Title of Representative	Karl Deppen, Representative Director & CEO Hetal Laligi, Representative Director & CFO (as of the date of the Business Integration)	Karl Deppen, President & CEO
(d)	Description of Business	Management control over the business of the Company and MFTBC after the Business Integration (planned)	Development, design, manufacture, sale and purchase, import and export, and other trade business of trucks, buses, industry engines, etc.

(e)	Stated Capital	The stated capital as of the Business Integration will be determined closer to the date of the Business Integration.		35,000 million yen (as of December 31, 2024)
(f)	Date of Incorporation	A preparatory company for the Business Integration has been established as of June 2, 2025.		January 6, 2003
(g)	Number of Issued Shares	The number of issued shares as of the Business Integration is undetermined.		5,600,001 shares (as of December 31, 2024)
(h)	Fiscal Year End	March 31		December 31
(i)	Number of Employees	The number of employees as of the Business Integration is undetermined.		approximately 13,000 on consolidated basis; (as of December 31, 2024)
(j)	Major Trading Partner(s)	-		-
(k)	Main Bank(s)	-		-
(l)	Major Shareholders and Shareholding Ratios (Note 1) (MFTBC: as of December 31, 2024)	The Company	100.00%	Daimler Truck AG		89.29%
				MUFG Bank, Ltd.		2.38%
				Mitsubishi Heavy Industries, Ltd.		2.38%
				Mitsubishi Corporation		2.38%
				Tokio Marine & Nichido Fire Insurance Co., Ltd.		0.71%
				Mitsubishi UFJ Trust and Banking Corporation		0.71%
				Meiji Yasuda Life Insurance Company		0.71%
				AGC Inc.		0.36%
				Nippon Yusen Kaisha		0.36%
				Mitsubishi Electric Corporation		0.36%
				Mitsubishi Materials Corporation		0.36%
(m)	Relationship between the Companies
	Capital Relationship	Not applicable
	Personal Relationship	Upon the Business Integration, two (2) directors from MFTBC are scheduled to be appointed as directors of the Integrated Company. Other personal relationship as of the Business Integration is undetermined.
	Business Relationship	Not applicable
	Status as Related Parties	Not applicable
(n)	Results of Operations and Financial Condition for the Last 3 Years (in million yen, unless otherwise specifically indicated)
Fiscal Years		Integrated Company		MFTBC (non-consolidated)(JGAAP) (Note2)
		-		Fiscal Year Ended December 31, 2022	Fiscal Year Ended December 31, 2023	Fiscal Year Ended December 31, 2024
Net Assets		-		243,886	258,978	257,241
Total Assets		-		504,895	579,094	558,922
Net Assets per Share (in yen)		-		43,551.13	46,246.23	45,936.05
Net Sales		-		699,316	832,928	794,652
Operating Income		-		17,192	36,526	35,386
Ordinary Income		-		21,028	39,994	36,632
Profit Attributable to Owners of Parent		-		16,012	29,931	28,538
Profit per Share (in yen)		-		2,859.43	5,344.88	5,096.12
Dividends per share (in yen)		-		Note 3	Note 3	Note 3

(Note)	1.	The shareholding ratios are calculated based on the total number of issued shares excluding treasury shares.
2.	MFTBC’s results of operations and financial conditions set forth herein are those of MFTBC on an individual basis. Since the scope of the Business Integration is not limited to MFTBC on an individual basis, such results of operations and financial conditions do not fully present the results of operations and financial conditions of the business of MFTBC that will be subject to the Business Integration.
3.	As MFTBC is a private company, its “Dividends per Share” are not disclosed at its request.

End